Siliconware Precision Industries Co., Ltd.

No. 123, Sec. 3, Da Fong Road

Tantzu

Taichung, Taiwan, ROC

June 17, 2016

VIA EDGAR

Mr. Martin James, Senior Assistant Chief Accountant

Mr. David Burton, Assistant Chief Accountant

Ms. Kate Tillan, Assistant Chief Accountant

Office of Electronics and Machinery

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Siliconware Precision Industries Co., Ltd.

Form 20-F for the fiscal year ended December 31, 2015

Filed April 25, 2016

File No. 000-30702

Dear Mr. James, Mr. Burton and Ms. Tillan:

Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 24, 2016 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (the “2015 Form 20-F”) of Siliconware Precision Industries Co., Ltd. (the “Company” or “We”).

For your convenience, we have included your comments in this response letter in bold italics form and keyed our response accordingly. Please see below for our responses to the Staff’s comments.

Item 18. Financial Statements, Note 39. Segment Information, page F-52

1.	Please identify for us your two operating segments and provide us with your detailed analysis of how you concluded that aggregation into one reportable segment is appropriate under paragraph 12 of IFRS 8. Please address each criterion outlined in paragraphs 12(a) through (e).

Our two operating segments consist of Siliconware Precision Industries Co., Ltd. (“SPIL”), which is located in Taiwan, and SPIL’s wholly owned subsidiary, Siliconware Technology (Suzhou) Limited (“SPIL SZ”), which is located in China. Both of SPIL and SPIL SZ are engaged in the integrated circuit (“IC”) packaging and testing services in the semiconductor industry. Having assessed the aggregation criteria set forth in paragraph 12 of IFRS 8, we believe these two entities have similar economic characteristics, which can be aggregated as one reportable segment. Our analysis is detailed as follows:

(a)	Nature of Products and Services:

Both SPIL and SPIL SZ offer a full range of packaging and testing services. Both entities provide various packaging form factors to meet the physical features, reliability performance and thermal requirements of semiconductor devices and application as required or specified by the customer, as well as testing for logic and mixed signal devices. Accordingly, the nature of products and services offered to the customer is considered similar in both cases of SPIL and SPIL SZ. Therefore, we assessed this aggregation criterion is met.

(b)	Nature of Production Process:

The service delivery processes provided by SPIL and SPIL SZ on their IC packaging and testing services are similar. The packaging process begins with dicing patterned silicon wafers into separated dies. Each die is attached to a substrate or lead-frame interposer with gold, copper or silver wires or bumps. Each chip is then encapsulated, generally by molding compound or underfilled in a flip-chip ball grid array, which process is followed by laser marking, singulation and final visual inspection. Our testing service measures and ensures the performance, functionality and reliability of a packaged semiconductor device, which requires significant technical expertise and knowledge of the specific applications and functions of the device under testing.

The nature of our production process requires SPIL and SPIL SZ to (i) invest in various IC packaging and testing equipment, (ii) maintain trained and knowledgeable personnel on site to work closely with customers to provide IC packaging solutions to meet the bandwidth, speed and power demands of semiconductor devices, and (iii) develop and convert programs to test the performance, functionality and reliability of particular semiconductor device on multiple equipment platforms. As the packaging and testing service delivery processes are similar in SPIL and SPIL SZ, we assessed this aggregation criterion is met.

(c)	Type or Class of Customer for Products and Services:

SPIL and SPIL SZ have same types of customers, which are all in the semiconductor industry. Although SPIL’s customer base is more globally focused and SPIL SZ mainly serves PRC-based customers, 95% or more of their respective customers are concentrated in fabless semiconductor companies that outsource the semiconductor’s packaging and testing manufacturing process to SPIL and SPIL SZ. To provide seamless back end services to these fabless semiconductor customers, the Company set up manufacturing facilities in Taiwan and Suzhou that are close in proximity to the semiconductor supply chain in order to shorten the customer’s production cycle time and quickly respond to the customer’s needs. Accordingly, we assessed this aggregation criterion is met.

(d)	Methods Used to Distribute Products or Provide Services:

Both SPIL and SPIL SZ are back end service providers for IC packaging and testing services. During the course of service rendering neither company takes control or has legal title over the IC packaged or tested by it. In the service agreements with and/or purchase orders from customers, both SPIL and SPIL SZ agree with customers on the locations where the completed IC will be drop shipped to – i.e., upon completion of the packaging and/or testing services, the ICs are either sent back to customers’ warehouses or to the next stop along customers’ supply chain for further processing. In either case, customers own the propriety of ICs and take full controls of the distributions of completed ICs. SPIL and SPIL SZ simply follow customers’ instructions to deliver the IC to customers’ designated locations, which does not impact the method by which we provide the IC packaging and testing services. Accordingly, we assessed the service delivery models for SPIL and SPIL SZ are similar.

(e)	Where Applicable, Nature of Regulatory Environment, for example, Banking, Insurance or Public Utilities

The semiconductor industry is not considered a highly regulated industry. While our operations in Taiwan and China may be subject to different regulations and face different regulatory agencies, there is no significant difference in the nature of the regulatory environment.

In addition to the analyses from (a) to (e), both SPIL and SPIL SZ have similar long-term average gross margins and operating margins. The table below sets forth the related economic performance indicators. The 3-year average performance indictors displayed a slightly different pattern, which was caused by certain unexpected customer orders received by SPIL SZ in 2013 and management expected that the gross margins and operating margins would again be similar after 2013:

Performance indicators	Gross margins		Operating margins
	SPIL	SPIL SZ	SPIL	SPIL SZ
10-year average (2006-2015)	22%	22%	14%	14%
3-year average (2013-2015)	24%	26%	14%	17%
5-quarter average (up to Q1 2016, the most recent quarter of this letter)	25%	24%	14%	14%

In addition to the above historical trends, the 2016 budget submitted to the Board also showed a consistent pattern in gross margin and operating margin for both SPIL and SPIL SZ.

Based on the above assessment, we believe SPIL and SPIL SZ are economically similar and can be aggregated as one reporting segment.

2.	We note from page 20 that you offer a full range of packaging and testing solutions, including advanced packages, substrate packages and lead-frame packages, as well as testing for logic and mixed signal devices. You also offer change kit and socket design services. Please respond to the following:

•	Identify your business activities, including the services offered by each cash-generating unit, and tell us what discrete financial information is available for those business activities.

•	Explain to us how each cash generating unit relates to your operating segments.

•	Identify for us your chief operating decision maker (CODM) and explain how you determined the CODM.

•	Describe to us the information regularly provided to the CODM and tell us how frequently it is prepared.

•	We are engaged in the semiconductor packaging and testing services. Based on our revenue streams and group organization structure, the entity / component that engages in business activities from which it may earn revenues and incur expenses (including those relating to transactions with other components with our Group) are (1) SPIL, (2) SPIL SZ and (3) Siliconware U.S.A. Inc. (“SUI”). As mentioned in our response above to the Staff’s Comment 1, our manufacturing services are primarily carried out by SPIL and SPIL SZ. SUI is a customer support center, which supports and facilitates the Group’s communications with customers headquartered in North America. SUI does not engage in external revenue generating activities and, given its straightforward business function, its operating results are not regularly reviewed by our CODM for purpose of assessing its performance and allocating resources. Accordingly, SUI is not considered an operating segment under paragraph 5, IFRS 8.

In terms of cash generating units, each of our service offering categories (i.e., advanced packages, substrate packages and lead-frame packages, testing and other services) of SPIL and SPIL SZ represents a cash generating unit (CGU) and each can generate cash inflow independently from other assets or group of assets. With the exception of other services (primarily due to its immateriality), these CGU have their respective discrete financial information available for segment managers for internal management purpose. Such discrete financial information includes revenue, gross margin, sales volumes, and various revenue and cost matrices.

•	As SPIL and SPIL SZ both provide a full range of packaging and testing services, the cash generating units under SPIL and SPIL SZ are similar, which are at the service offering level (i.e., advanced packages, substrate packages and lead-frame packages, testing and other services).

•	Our CEO, Mr. Chi-Wen Tsai, is the CODM of our Group, who currently resides in Taiwan. He manages the Group and makes decision regarding the corporate strategy, performance bonus and resource allocation. The CODM himself is also the segment manager of SPIL who is held accountable for our Taiwan operation. At SPIL we have vice presidents at individual service offering or business unit levels that report directly to the segment manager regarding their individual operating results. For our overseas operations, our Group has local general managers who are held accountable for the operations in SPIL SZ and SUI. Both SPIL and SPIL SZ report directly to the CODM. In addition, SPIL SZ has line managers responsible for individual service offerings that report to the local general manager (i.e., the segment manager). These line managers do not report directly to the CODM. Given the simple business function of SUI, it does not have line manger function similar to SPIL SZ.

Our CODM has determined that our Group’s focus is to grow the overall profitability of SPIL and SPIL SZ, instead of driving the revenue growth or margin enhancement at the individual service offering levels. Accordingly, he uses operating margins as the KPI to evaluate segment’s performance, which takes into account of the contributions from the various service offerings, as well as the collaboration of R&D teams, sales support and the back office functions. Specifically, our CODM determines the performance bonus of SPIL and SPIL SZ using a formula of their respective operating margins, instead of at service offering level. Once the performance bonus is determined, segment managers can allocate the bonus to different units or within the segment at his discretionary.

•	On a monthly basis, each of SPIL and SPIL SZ provides its respective operating results for CODM’s review, which include (1) service offering information, including revenue, gross margin, sales volumes, various revenue and cost matrices by service offerings, and (2) financial reporting packages, including income statement, balance sheet, cash flow statement and CAPEX information. As mentioned previously, our CODM uses the operating margins and CAPEX in (2) above as primary indicators to determine performance bonus and CAPEX allocation of SPIL and SPIL SZ. The service offering information in (1) above is to facilitate the CODM analyzing changes in customers and service offerings. As individual service offering measures do not take into account the contribution of R&D, sales support and back office functions, our CODM does not use these measures to evaluate performance and allocate resource.

Our board receives financial information of SPIL and SPIL SZ, which is not broken down to the service offering level.

Based on the above, we concluded that SPIL and SPIL SZ as our two operating segments under paragraph 5, IFRS 8.

3.	Notwithstanding the above comments, please revise this note in future filings to provide all the disclosures required by paragraph 22, including paragraph 22(aa), of IFRS 8.

The Company respectfully notes the Staff’s comments. Our current disclosure already includes the primary economic indicator, which is the long-term average gross margins, to aggregate our operating segments as required by paragraph 22(aa) of IFRS 8. In our future filings, we propose to include the following additional information as required by paragraph 22, IFRS 8, including the basis that we considered SPIL and SPIL SZ are economically similar.

“The Group’s packaging and testing services are provided in Taiwan and China. The chief operating decision maker determines the group’s performance based on the geographic perspective. The nature of services, production process, type of customers and service delivery model at these two geographical locations are similar. While the chief operating decision maker receives separate reports for each location, these two operating segments have been aggregated into one reportable segment as they have similar long-term average gross margins and have similar economic characteristics. As a result, the Group discloses a single reporting segment.”

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In connection with the response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +886 (4) 2534-1525.

Sincerely,

/s/ Eva Chen
Eva Chen
Chief Financial Officer